SCHEDULE 13E-3

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the

Securities Exchange Act of 1934

B+H Ocean Carriers Ltd.

(Name of the Issuer)

B+H Ocean Carriers Ltd.

(Name of Person(s) Filing Statement)

Common stock, par value $0.01 per share

(Title of Class of Securities)

055090104

(CUSIP Number of Class of Securities)

Michael S. Hudner

3rd Floor, Par La Ville Place

14 Par-La-Ville Road

Hamilton HM JX Bermuda

Telephone:  (441) 295-6875

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statements)

This statement is filed in connection with (check the appropriate box):

a.            ☐   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c)  under the Securities Exchange Act of 1934.

b.            ☐   The filing of a registration under the Securities Act of 1933.

c.             ☐   A tender offer.

d.            ☒   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
$51,820.00 *	$5.88 **

* Calculated solely for purposes of determining the filing fee.  This amount assumes the acquisition of 12,820 shares of common stock for $4.00 per share in cash in lieu of issuing fractional shares to holders of less than one hundred and one shares after the proposed reverse stock split.

** Determined pursuant to Rule 0-11(b) by multiplying the transaction valuation of $51,820.00 by 0.00011460.

 Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A

Form or Registration No.:  N/A

Filing Party:  N/A

Date Filed:  N/A

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by B+H Ocean Carriers Ltd., a Liberian corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) in connection with a going private transaction, in which the Company will effect a 1-for-101 reverse stock split (the “Reverse Stock Split”) of its common stock, par value $0.01 per share (“Common Stock”).  This Schedule 13E-3 consists almost solely of information filed by the Company in its Form 6-K on October 19, 2011, which included as an exhibit a proxy statement (including all appendices thereto, the “Proxy Statement”).  The Proxy Statement was mailed to shareholders of the Company on or about October 20, 2011.

Shareholders of the Company who, as a result of the Reverse Stock Split, would hold solely fractional shares of the Common Stock will, in lieu thereof, receive cash payments equal to $4.00 per one pre-Reverse Split share and those holders will no longer be stockholders of the Company. Immediately following the Reverse Stock Split, the Company will effect a 101-for-1 forward stock split (the “Forward  Stock Split,” and together with the Reverse Stock Split, the “R/F Stock Split”). Based on information available to the Company, the R/F Stock Split will reduce the number of record holders of the Company’s Common Stock to fewer than 300. The Company intends to file a Form 25 with the SEC to delist from NYSE Amex and deregister the Company’s Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Company also intends to file a Form 15 with the SEC to suspend the Company’s reporting obligations under Section 13(a) of the Exchange Act pursuant to Section 15(d) of the Exchange Act.  Upon the filing of the Form 25 and the Form 15, in the absence of action by the SEC, the Company will no longer be required to file periodic reports with the Commission, including annual reports on Form 20-F.

This Schedule 13E-3 shows the location in the Proxy Statement of the information to be included in response to the items of this Schedule 13E-3.  The information in the Proxy Statement incorporates by reference the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (the “Form 20-F”).  The information in the Proxy Statement is expressly incorporated by reference into this Schedule 13E-3 in its entirety and responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.  Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.  All references to subsections in the Items below are to the subsection of the applicable item in Registration M-A.

Item 1.	Summary Term Sheet.

The information contained in the Proxy Statement under the captions “R/F Stock Split Summary Term Sheet,” “Proposal 2:  Amendment to Articles of Incorporation to Effect a R/F Stock Split” and “Questions and Answers about the Proxy Statement” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and address.

The Company is a Liberian Corporation and its contact information is as follows:

B + H Ocean Carriers Ltd.
3rd Floor, Par La Ville Place
14 Par-La-Ville Road
Hamilton HM JX Bermuda
Telephone: 441-295-6875

(b)	Securities.

As of October 17, 2011, there were 5,555,426 shares of Common Stock, par value $0.01 per share, issued and outstanding (the “Common Stock”).

(c)	Trading Market and Price.

The information contained in subheading A. “Offer and Listing Details” and subheading C. “Markets” in “Item 9. The Offer and Listing” of the Company’s Form 20-F incorporated by reference into the Proxy Statement is incorporated herein by reference.

(d)	Dividends.

The information contained in subheading B. “Risk Factors” in “Item 3. Key Information” and in “Item 8.  Financial Information” of the Company’s Form 20-F incorporated by referenced into the Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings.

None; not applicable.

(f)	Prior Stock Purchases.

None; not applicable.

Item 3.	Identity and Background of the Filing Person.

(a)-(c)	Name and address; Business and Background of Entities; Business and Background

of Natural Persons.

The information contained in “Item 6. Directors, Senior Management and Employees” of the Company’s Form 20-F incorporated by the reference into the Proxy Statement is incorporated herein by reference.

(d)           Tender Offer.

Not applicable.

Item 4.	Terms of the Transaction.

(a)-(f)	Material Terms; Purchases; Different Terms; Appraisal Rights; Provisions for

Unaffiliated Security Holders; Eligibility for Listing or Trading.

The information contained in the Proxy Statement under the subheadings “Description of the R/F Stock Split Proposal and Amendment to the Company’s Articles of Incorporation, as amended,”  “Background of the R/F Stock Split Proposal,” “Purpose of the R/F Stock Split Proposal,” “Advantages of the R/F Stock Split Proposal,” “Fairness of the R/F Stock Split,” “Effects on Stockholders with Fewer than 101 Shares of Stock,” “Effects on BHO” and “Effects on Stockholders with 101 or more Shares of Stock” under the caption “R/F Stock Split Summary Term Sheet”; the subheadings “Tax Consequences,” “Appraisal Rights,” and “Proposal 2: Amendment to Articles of Incorporation to Effect a R/F Stock Split”; and the caption “Questions and Answers about the Proxy Statement” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions.

The information contained in “Item 7. Major Shareholders and Related Party Transactions” and Note 5 - “Related Party Transactions” in “Item 18. Financial Statements” of the Company’s Form 20-F incorporated by the reference into the Proxy Statement, and the information contained in the Proxy Statement under the caption “Proposal 2: Amendment to Articles of Incorporation to Effect a R/F Stock Split” is incorporated herein by reference.

(b)-(c)           Significant Corporate Events; Negotiations or Contacts.

The information contained in subheading A. “History and Development of the Company”  in “Item 4. Information on the Company,” subheading B. “Liquidity and Capital Resources” in “Item 5. Operating and Financial Review and Prospects,” “Item 6. Directors, Senior Management and Employees,” Note 3 - “Acquisitions, Sales and Other Transactions,” Note 5 - “Related Party Transactions,” Note 6 - “Mortgage Payable,” Note 7 - “Bonds Payable,” Note 10 - “Investment in Nordan” and Note 11 - “Subsequent Events” in “Item 18. Financial Statements” of the Company’s Form 20-F incorporated by the reference into the Proxy Statement is incorporated herein by reference.

(d)           Conflicts of Interest.

The information contained in “Item 7. Major Shareholders and Related Party Transactions” and Note 5 - “Related Party Transactions” in “Item 18. Financial Statements” of the Company’s Form 20-F incorporated by the reference into the Proxy Statement, and the information contained in the Proxy Statement under the caption “Proposal 2: Amendment to Articles of Incorporation to Effect a R/F Stock Split” is incorporated herein by reference.

(e)           Agreements Involving the Subject Company’s Securities.

The information contained in subheading A. “History and Development of the Company”  in “Item 4. Information on the Company,” subheading B. “Liquidity and Capital Resources” in “Item 5. Operating and Financial Review and Prospects,” “Item 6. Directors, Senior Management and Employees,” Note 3 - “Acquisitions, Sales and Other Transactions,” Note 5 - “Related Party Transactions,” Note 6 - “Mortgage Payable,” Note 7 - “Bonds Payable,” Note 10 - “Investment in Nordan” and Note 11 - “Subsequent Events” in “Item 18. Financial Statements” of the Company’s Form 20-F incorporated by the reference into the Proxy Statement is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information contained in the Proxy Statement under the subheadings “Purpose of the R/F Stock Split Proposal” and  “Advantages of the R/F Stock Split Proposal” under the caption “R/F Stock Split Summary Term Sheet”; the caption “Proposal 2: Amendment to Articles of Incorporation to Effect a R/F Stock Split”; and the caption “Questions and Answers about the Proxy Statement” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The shares purchased by the Company will be held in treasury.

(c)	Plans.

The information contained in the Proxy Statement under the caption “R/F Stock Split Summary Term Sheet,” “Proposal 2: Amendment to Articles of Incorporation to Effect a R/F Stock Split,” and “Questions and Answers about the Proxy Statement” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a)	Purposes.

The information contained in the Proxy Statement under the subheadings “Background of the R/F Stock Split Proposal,” “Purpose of the R/F Stock Split Proposal,” and “Advantages of the R/F Stock Split Proposal” under the caption “R/F Stock Split Summary Term Sheet” is incorporated herein by reference.

(b)	Alternatives.

The information contained in the Proxy Statement under the subheadings “Alternative Transactions Considered” and “Other Factors Not Considered” under the caption “R/F Stock Split Summary Term Sheet” is incorporated herein by reference.

(c)	Reasons.

The information contained in the Proxy Statement under the subheadings “Background of the R/F Stock Split Proposal” and “Purpose of the R/F Stock Split Proposal” under the caption “R/F Stock Split Summary Term Sheet” is incorporated herein by reference.

(d)	Effects.

The information contained in the Proxy Statement under the subheadings “Effects on Stockholders with Fewer than 101 Shares of Common Stock,” “Effects on Stockholders with 101 or More Shares of Common Stock” and “Effects on BHO” under the caption “R/F Stock Split Summary Term Sheet” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a)-(b)           Fairness; Factors Considered in Determining Fairness.

The information contained in the Proxy Statement under the subheading “Fairness of the R/F Stock Split” under the caption “R/F Stock Split Summary Term Sheet” is incorporated herein by reference.

(c)           Approval of Security Holders.

The information contained in the Proxy Statement under the captions “Questions and Answers about the Proxy Statement” and “R/F Stock Split Summary Term Sheet” is incorporated herein by reference.

(d)           Unaffiliated Representative.

The Board of Directors has not retained an unaffiliated representative to act solely on behalf of the Company’s shareholders because of the small number of shares to be acquired in the R/F Stock Split, as described in the Proxy Statement.  The information contained in the Proxy Statement under the subheading “Fairness of the R/F Stock Split” of the caption “R/F Stock Split Summary Term Sheet” is incorporated herein by reference.

(e)           Approval of Directors.

The information contained in the Proxy Statement under the captions “Questions and Answers about the Proxy Statement,” “R/F Stock Split Summary Term Sheet” and “Proposal 2. Amendment to the Company’s Articles of Incorporation to Effect the R/F Stock Split” is incorporated herein by reference.

(f)           Other Offers.

None; not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a)-(c)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or

Appraisal; Availability of Documents.

The information contained in the Proxy Statement under the subheadings “Fairness of the R/F Stock Split” and “Other Factors Not Considered” of the caption “R/F Stock Split Summary Term Sheet” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds.

The information contained in the Proxy Statement under the captions “Questions and Answers about the R/F Stock Split” and “R/F Stock Split Summary Term Sheet” is incorporated herein by reference.

(b)	Conditions.

None; not applicable.

(c)	Expenses.

The information contained in the Proxy Statement under the captions “Questions and Answers about the R/F Stock Split” and “R/F Stock Split Summary Term Sheet” is incorporated herein by reference.

(d)	Borrowed Funds.

None; not applicable.

Item 11.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information contained in the Proxy Statement under the caption “Security Ownership of Common Stock by Principal Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions.

None; not applicable.

Item 12.	The Solicitation or Recommendation.

(d)           Intent to Tender or Vote in a Going-Private Transaction.

The information contained in the Proxy Statement under the captions “Questions and Answers about the Proxy Statement,” “R/F Stock Split Summary Term Sheet” and “Proposal No. 2. Amendment to the Company’s Articles of Incorporation to Effect the R/F Stock Split” is incorporated herein by reference.

Item 13.	Financial Statements.

The information contained in “Item 18. Financial Statements” of the Company’s Form 20-F incorporated by the reference into the Proxy Statement is incorporated herein by reference.  The transaction will not have a material effect on the Company’s balance sheet, statement of income, earnings per share, ratio of earnings to fixed charges and book value per share of Common Stock.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

None; not applicable.

Item 15.	Additional Information.

(b)           The information contained in the Proxy Statement is incorporated herein by reference.

Item 16.	Exhibits.

(a) Proxy Statement (incorporated into this Schedule 13E-3 by reference) 1

(b)           Annual Report on Form 20-F for the Fiscal Year ending December 31, 2010 (incorporated into this Schedule 13E-3 by reference, and incorporated by reference in the Proxy Statement)2

1 Previously filed as an exhibit to the Company’s Report on Form 6-K on October 19, 2011.

2 Previously filed with the SEC on July 8, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2011	B+H Ocean Carriers Ltd. By /s/ Michael S. Hudner Chairman of the Board, President and Chief Financial Officer